EXHIBIT 1.1


                AMENDED TEXT OF THE BYLAWS OF A.F.P. PROVIDA S.A.

"TITLE ONE: NAME, ADDRESS, TERM AND OBJECT":

ARTICLE ONE: The company will be named "ADMINISTRADORA DE FONDOS DE PENSIONES
     PROVIDA S.A.", being authorized to use the name "A.F.P. PROVIDA S.A."

ARTICLE TWO: The address of the company will be in Santiago, with authorization to operate in any region of the country.

ARTICLE THREE: The company will have a term of one hundred years from the date of the resolution authorizing its existence.

ARTICLE FOUR: The company will have the exclusive object of administering the funds to be named "Type One Pension Funds" and "Type Two Pension Funds", respectively. The Administrator must keep both types of Funds, grant and administer the services and benefits established in Decree Law three thousand five hundred of year nineteen hundred eighty and those specifically authorized by other present or future legal provisions. Furthermore, it may constitute, as an addition to its business, affiliate corporations pursuant to Article twenty-three of said Decree Law three thousand five hundred and invest in corporations constituted as securities custody companies, referred to in Law eighteen thousand eight hundred seventy-six.

"TITLE TWO: CAPITAL":

ARTICLE FIVE: The capital of the company is seventy-five thousand four hundred ninety-four million six hundred sixty-two thousand four hundred one Pesos divided into three hundred thirty-one million three hundred sixteen thousand six hundred twenty-three common shares, in a same and single series, registered, without par value. The company must keep a reserve or Central Bank retainer pursuant to Decree Law three thousand five hundred of year nineteen hundred eighty.

ARTICLE SIX: When a shareholder does not pay at the agreed time all or part of the shares subscribed by him, the company may, in order to obtain such payment, use the powers expressed in Article seventeen of Law eighteen thousand forty-six, without prejudice to its right to pursue payment by ordinary or executive channels, on all assets of the debtor.

"TITLE THREE: ADMINISTRATION":

ARTICLE SEVEN: The company will be administered by a Board of Directors made up of ten principal members who may or not be shareholders of the company. The Board of Directors will remain in office for two years, after which it must be fully renewed, whereby its members may be reelected indefinitely.


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ARTICLE EIGHT: The meetings of the Board of Directors will be constituted with absolute majority of its members, and decisions will be adopted by the absolute majority of the attending voting directors. Pursuant to Article thirty-nine of the Corporations Regulation, the Board of Directors will elect among directors, a Chairman, who will be the President of the company. In addition, it may elect the director who will replace the President, as Vice President. In the event of a tie, the vote of the President of the meeting will be deciding. The meetings of the Board will be ordinary and extraordinary. The former will be held at least once a month, on the dates and time established by the Board, and the latter will be called pursuant to Article thirty-eight of the Corporations Regulation.

ARTICLE NINE: The directors will be compensated for their functions and the amount of the compensation will be established annually by the ordinary shareholders meeting.

ARTICLE TEN: The Board of Directors will have the following functions and obligations: a) To administer Type One and Type Two Pension Funds according to the provisions of decree law three thousand five hundred of nineteen hundred eighty and grant the services and benefits established by said law. To collect the corresponding dues and to pay them to the individual capitalization accounts of the respective members and invest the resources of Type One and Type Two Pension Funds in the financial instruments mandated by said law; b) To constitute the reserve named "Central Bank retainer" equivalent to 1% of each fund as required under Article forty of decree law three thousand five hundred, and invest it, respectively, in the shares of Type One and Type Two Funds; c) To represent the company in and out of court, including with the powers indicated in paragraph 2, Article 7 of the Code of Civil Procedure, which are deemed expressly reproduced herein; d) To execute all acts and contracts necessary for the administration and investment of the company's own assets. Among these functions, as an example and without limitation thereto, the Board of Directors may execute contracts of promise, purchase, sale, exchange and, in general, it may purchase and sell under any status all types of tangible and intangible, real estate or moveable assets, and give or receive them under lease, or concession; to give and take goods under loan and in commodatum; to give and receive money and other goods in custody; to give and receive goods under mortgage, including with general guarantee clause; to give and receive under chattel movables, securities, rights, shares, and other tangible or intangible things, either under civil pledge or commercial, bank and other special types of pledge; to execute contracts in order to constitute or join companies and to constitute or be part of communities, to represent them with opinion and vote, with powers to modify and dissolve them; to execute mandate and commission contracts, insurance contracts, and commercial and bank checking accounts; to carry out all types of banking, exchange and customs operations; to issue bonds pursuant to the law; to open agencies or branches of the company; to constitute all types of guarantees to back up obligations of affiliates; to buy and sell shares, rights, and receivables; to pay, novate, collect and receive payment of receivables, debts and obligations; to draw and overdraw the checking accounts opened in its name; to issue, accept, endorse, protest and negotiate, sign and pay checks, bills of exchange, drafts and promissory notes, or other commercial papers, to execute all types of credit operations and, in general, to execute any type of contract, nominate or innominate.


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ARTICLE ELEVEN: The company will have a general manager, appointed and removed by the Board of Directors, whose duties and powers will be as expressly granted by the Board of Directors and as established in the law and by the Superintendency of Pension Fund Managers. His position will be incompatible with that of director.

ARTICLE TWELVE: The Board of Directors may give mandates and delegate part of its powers to the manager, assistant managers, or lawyers of the company to a director or a commission of directors, and for specially established purposes, to other persons.

"TITLE FOUR: SHAREHOLDERS MEETINGS":

ARTICLE THIRTEEN: The Shareholders will meet in ordinary and extraordinary meetings called by the Board of Directors of the company or by the Superintendency of Pension Fund Managers and other legally authorized institutions, and called by a visible ad published three times on different days in a newspaper at the corporate address, determined by the ordinary Shareholders' Meeting, at the time and in the form and conditions indicated by the corporations regulation, and by letter sent to the shareholders, without prejudice to the other communications indicated in the law.

ARTICLE FOURTEEN: The ordinary Shareholders' Meeting will be held annually in the four-month period following the date of the balance sheet, and will be called to order in all calls in the presence of the absolute majority of the outstanding voting shares. Decisions in matters reserved to it pursuant to Article fifty-six of the Corporations Law will be adopted by absolute majority of the voting shares present or represented in the meeting.

ARTICLE FIFTEEN: The shareholders may accumulate or distribute their votes as they deem convenient, and will be entitled to one vote for each share they own or represent, recorded in the shareholders register within the legal term.

ARTICLE SIXTEEN: The amendment of the bylaws may be discussed only in an extraordinary Shareholders' Meeting held in the presence of a notary, when required by law: 1) the early dissolution of the company, 2) transformation, merger or spinoff of the company and amendment of its bylaws, 3) issue of bonds or debentures convertible to shares, 4) the sale of all its assets or of the fixed assets and liabilities of the company,
     5) granting real or personal guarantees to back up obligations of third parties, except for affiliates, in which case the approval of the Board of Directors will suffice. 6) The other matters which, under the law or the bylaws, correspond to the examination or jurisdiction of Shareholders' Meetings. Any extraordinary Shareholders' Meeting will be held in the presence of the absolute majority of the outstanding voting shares. The decisions of these meetings will be adopted by absolute majority of the voting shares present or represented in the meeting, except in the case of decisions made in matters for which the law or bylaws require special majorities. "TITLE FIVE: BALANCE SHEET AND PROFIT DISTRIBUTION":

ARTICLE SEVENTEEN: The general balance sheet of the corporate activities of the year will be drawn up at December 31 each year. Unless otherwise decided in the respective


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     Shareholders' Meeting, under the conditions established by law, the company must distribute annually to shareholders as cash dividend, at least thirty percent of the net profits of each year. The profits will be first applied to absorb the losses of a year or the accumulated losses of the company, if any.

"TITLE SIX - AUDIT AND SUPERVISION":

ARTICLE EIGHTEEN: The ordinary Shareholders' Meeting will appoint annually independent outside auditors to examine the accounting, inventory, balance sheet and other financial statements of the company, and to report in writing to the next Ordinary Shareholders' Meeting on the performance of their mandate.

"TITLE SEVEN - DISSOLUTION AND LIQUIDATION":

ARTICLE NINETEEN: After the voluntary or court-ordered dissolution of the company, the liquidation of the pension funds and of the company will be carried out by the Superintendency of Pension Fund Managers, which will liquidate the assets of each of the funds managed.

"TITLE EIGHT: ARBITRATION":

ARTICLE TWENTY: Disputes between the company and shareholders as such or between shareholders and the company or its administrators, both during the term of the company and during its liquidation, arising from the application, interpretation, compliance or non-compliance with the bylaws, will be resolved by an amicable arbitrator appointed by mutual consent between the parties, or, in the absence of such consent, the arbitrator will be designated by plenary courts. However, to resolve said disputes, either one of the parties may resort directly to plenary courts.

"TITLE NINE: FINAL":

ARTICLE TWENTY-ONE: In matters not mentioned in these bylaws, the applicable provisions will be those of law eighteen thousand forty-six, as amended, and the corporations regulation, as amended.